SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: November 9th, 2006

SILICOM LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS
DECEMBER 21, 2006

        Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on December 21, 2006, at 10.00 a.m., Israel time.

        The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Accommodations for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

        The Meeting is being called for the following purposes:

        1. To consider and act upon a resolution to elect Messrs. Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

        2. To consider and act upon a resolution to approve the renewal of the insurance policy for the coverage of the directors and officers of the Company.

        3. To consider and act upon a resolution to approve an increase in the salary of, and the grant of a bonus to, Yeshayahu (‘Shaike’) Orbach, the Company’s Chief Executive Officer.

        4. To consider and act upon a resolution to approve the grant of a bonus to Avi Eizenman, the Chairman of the Company’s Board of Directors.

        5. To consider and act upon a resolution to approve the appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent public accountants of the Company for the period commencing January 1, 2006 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        6. To receive management’s report on the business of the Company for the year ended December 31, 2005.

        Approval of resolutions numbered one, three, four and five requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company nominal value New Israeli Shekels 0.01 each (“Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions.

        Approval of resolution number two requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a Personal Interest (as such term is defined in the Israeli Companies Law – 1999) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest.

        The Company will be filing a Form 6-K with the SEC and the Israel Securities Authority, on or around November 16, 2006, which will be accompanied by a Proxy Statement detailing the matters to be presented for approval at the Meeting. You may request a copy of any of the above referenced documents, as well as a copy of the Company’s audited financial statements for the year ended December 31, 2005, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977). Once it has been filed, the Form 6-K and the Proxy Statement may also be obtained through from the following sources:

        (a) SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching for such recent filings of the Company;

        (b) The Israel Securities Authority website at http://www.magna.isa.gov.il; and

        (c) The Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

        If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until December 28, 2006 at 10:00 a.m.

        Shareholders of record at the close of business on November 13, 2006 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the proxy attached to the Proxy Statement as promptly as possible. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: November 9, 2006	By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach —————————————— Yeshayahu (`Shaike') Orbach President and Chief Executive Office